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                                                                    EXHIBIT 94

                             [Pennzoil Letterhead]


FOR IMMEDIATE RELEASE


Contacts:
Robert Harper                                   Joele Frank/Brian Faw
Corporate Communications                        Abernathy MacGregor Group
713/546-8536                                    212/371-5999


                 PENNZOIL ASKS COURT TO HALT UPR'S TENDER OFFER
                    BASED ON MISUSE OF "INSIDER INFORMATION"

HOUSTON, TX, October 14, 1997 -- Pennzoil Company (NYSE: PZL) today filed suit in the U.S. District Court in Fort Worth against Union Pacific Resources Group Inc. (NYSE: UPR) and Smith Barney, Inc., seeking a permanent injunction against UPR's pending tender offer.

The suit alleges that UPR is improperly conducting the tender offer in violation of Sections 10(b) and 14(e) of the Securities Exchange Act of 1934, while in the possession of material inside information regarding Pennzoil. The information was obtained by Smith Barney and UPR in the course of litigation pursuant to a definitive agreement and court order which restricts the use of highly confidential information to trial counsel for litigation purposes only, and expressly prohibits the use of such information for business or financial purposes.

The suit alleges that UPR may not proceed with its tender offer since it is bound both contractually and by court order not to disclose the highly confidential inside information which it has improperly had the benefit of in revising its tender offer.

Pennzoil has learned that Smith Barney has reviewed certain of Pennzoil's most highly confidential documents while at the same time the firm continues to offer business and financial advice to UPR in connection with its tender offer attempt. Thus, UPR cannot go forward with its tender offer since it cannot trade while in the possession of inside information and it cannot disclose the information because of the court order and contractual agreement that prevents it from doing so.

Pennzoil has asked the U.S. District Court to set the case for a trial date in early 1998. The complaint requests that the Court permanently enjoin UPR's hostile takeover based upon this "insider" misuse of highly confidential information and consequent violation of the federal securities laws.

Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.

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